                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release by the
Company announcing the resignation of Adi Livneh as the Company's CEO for personal reasons and the establishment by the Board of Directors of a search committee to nominate a new CEO.

This Form 6-K is hereby incorporated by reference into Tefron Ltd's Registration
Statement on Form F-3 (Registration No. 333-128847) and its Registration
Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: November 16, 2009

                                       3

        ADI LIVNEH NOTIFIES THE COMPANY OF HIS DECISION TO RESIGN AS CEO

      BOARD OF DIRECTORS ESTABLISHES A SEARCH COMMITTEE TO NOMINATE NEW CEO

MISGAV, ISRAEL, NOVEMBER 16, 2009 - TEFRON LTD. (OTC:TFRFF; TASE:TFRN), a
leading producer of seamless intimate apparel and engineered-for-performance
(EFP(TM)) active wear, today announced that Mr. Adi Livneh, who has served as the Company's CEO since September 1, 2008, has notified the Company of his decision to resign from his position as CEO of Tefron. Mr. Livneh resigned for personal reasons. Mr. Livneh's resignation will become effective upon the earlier to occur of the appointment of a new CEO or February 15, 2012.

The Board of Directors would like to thank Mr. Livneh for his contribution to the Company, and wishes him luck in the future.

ESTABLISHMENT OF SEARCH COMMITTEE FOR APPOINTMENT OF NEW CEO

The Company further announced that the Board of Directors has established a search committee to nominate a new CEO. The search committee is comprised of the
Chairman of the Board of Directors and three directors, two of whom are the
Company's External Directors. The search committee is expected to present its recommendations to the Board of Directors in the near future.

ABOUT TEFRON
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TEFRON MANUFACTURES BOUTIQUE-QUALITY EVERYDAY SEAMLESS INTIMATE APPAREL, ACTIVE
WEAR AND SWIMWEAR SOLD THROUGHOUT THE WORLD BY SUCH NAME-BRAND MARKETERS AS
VICTORIA'S SECRET, NIKE, TARGET, THE GAP, J.C. PENNEY, MAIDENFORM, LULULEMON
ATHLETICA, WARNACO/CALVIN KLEIN, PATAGONIA, REEBOK, SWIMWEAR ANYWHERE,
ABERCOMBIE&FITCH, AND EL CORTE ENGLESE, AS WELL AS OTHER WELL KNOWN RETAILERS
AND DESIGNER LABELS. THE COMPANY'S PRODUCT LINE INCLUDES KNITTED BRIEFS, BRAS,
TANK TOPS, BOXERS, LEGGINGS, CROP, T-SHIRTS, NIGHTWEAR, BODYSUITS, SWIMWEAR,
BEACH WEAR AND ACTIVE-WEAR.

CONTACTS
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COMPANY CONTACT:
ERAN ROTEM
CHIEF FINANCIAL OFFICER
+972 4 990 0803
reran@tefron.com